UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 26, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#Q1_2018

Orange financial results

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

26 April 2018



orange™

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: disclosure or inappropriate modification of the personal data of Orange's customers, risks relating to the development of its banking activities and of mobile financial services, Orange's exposure to geopolitical, macroeconomic, regulatory and corruption risks, the risk of not being able to maintain control over customer relations when facing competition with the OTT players, the success of Orange's strategy of diversification to find new sources of growth, network or software failures as a result of cyber-attacks, various frauds that may target the Company or its customers, its dependence on a limited number of critical suppliers, damage caused to its installations and infrastructures due to natural disasters or intentional damage, risks relating to its brand strategy, its ability to retain the necessary skills due to numerous employee retirements and changes in its businesses, possible adverse health effects from exposure to electromagnetic fields from telecommunications equipment, various human factors related to psycho-social risks and to personal safety, fiscal and regulatory constraints and changes, the results of litigation regarding in particular regulations and competition, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the carrying value of certain assets and resulting in their impairment, and credit risks and/or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 4, 2018 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 4, 2018 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Q1 2018 changes in financial reporting

IFRS15 full retrospective approach

FY17 Revenues in €m



-237
41,096
40,859
IAS 18
IFRS15

FY17 Adjusted EBITDA in €m



-139
12,819
12,680
IAS 18
IFRS15

Revenues split per offer

Old presentation

Revenues
Mobile services
Mobile equipment sales
Fixed services
Other revenues
Voice services
Data services
IT and integration services
International Carriers
Shared services

New presentation

Revenues
Retail services (B2C+B2B)
Convergent services**
Mobile services only*
Fixed services only*
IT and integration services
Equipment sales
Wholesales revenues
Other revenues

ARPO : Average Revenue Per Offer

ARPU Mobile	**ARPO* Mobile Only** excl. incoming, visitor roaming & convergence
ARPCO	**ARPO** Convergent** (B2C)
ARPU Fixed	**ARPO* Fixed Only** excl. convergence

** B2C and B2B*
*** B2C only*

Section one
Q1 2018 highlights

Q1 2018 Group achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

* see slide 23 for EBITDA adjustments



Revenue

€ 10.1 bn


+1.2%
+1.2%
+2.0%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Adjusted EBITDA*

€ 2.6 bn


+2.2%
+2.1%
+3.8%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Adj. EBITDA telecom	Adj. EBITDA telecom margin	CAPEX	OpCF
+4.4% yoy	**+0.6pt** yoy	**1.5** € billion	**+4.0%** yoy

Sustained investment efforts to keep our competitive advantage in connectivity

	yoy
Q1 2018 CAPEX (telecom) **€1.5bn**	**+3.6%** **+€52m**
	As % of rev. **15.1%** +0.2pt yoy

4G coverage

Population covered in %, yoy evolution in pp

Poland	Belgium	France	Spain	Romania	Slovakia
99.8%	99.7%	97%	96%	93%	90%
+0,6pt	+0,1pt	+8pt	+5pt	+10pt	+10pt

VHBB connectable homes*

		yoy
Spain	**12.2 m**	**+22%**
France	**9.6 m**	**+31%**
Poland	**2.7 m**	**+60%**

* VHBB > 100 Mbps

Solid commercial momentum driven by VHBB and 4G

VHBB > 100 Mbps



VHBB customers
in million

5.1m

+39% yoy



3.7
4.0
4.3
4.8
5.1
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

4G customers*
in million

48m

+45% yoy



33
36
43
46
48
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Broadband customer base yoy growth **+4.1%**

Mobile contract customer base yoy growth **+7.5%**

TV customer base yoy growth **+6.1%**



in million
8.6
8.7
8.9
9.0
9.1
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

* excluding operations under equity method

Convergence, the bedrock of our strategy

€ 1.7 bn Convergent services revenues

+14.1% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France
5.62
5.71
5.85
5.98
6.04
57%
60%
Q1 17 Q2 17 Q3 17 Q4 17 Q1 18
Spain
3.07
3.09
3.09
3.08
3.14 ***
82%
85%
Q1 17 Q2 17 Q3 17 Q4 17 Q1 18
Poland
0.74
0.86
0.95
1.03
1.09
38%
52%
Q1 17 Q2 17 Q3 17 Q4 17 Q1 18

Churn improvement with convergence in Q1*

France	Spain	Poland
-2pts	-6pts	-5pts

Quarterly convergent ARPO, in €/month in Q1

France	Spain	Poland
€64.8	€57.1	€24.1
+5.3% yoy	+3.8% yoy	-10.4% yoy**

Number of mobile lines per convergent offer (Q1 yoy growth)

France	Spain	Poland
1.56	1.86	1.91
+3.3% yoy	+0.7% yoy	+3.4% yoy

* Churn differential between convergent B2C customers and total fixed BB B2C customers
** YoY evolution calculated in local currency
*** Incl. the changes in customer base accounting

Section two
Business review

Q1 2018 France

4th consecutive quarter of total revenues growth, driven by convergent services

in €m	Q1 18	Q1 17 cb	yoy cb
Revenues	4,492	4,400	+2.1%
Retail services (B2C+B2B)	2,761	2,667	+3.5%
Convergent services*	1,100	959	+14.8%
Mobile only services	599	605	-1.0%
Fixed only services	1,061	1,103	-3.8%
Fixed only broadband services	*643*	*630*	*+2.0%*
Fixed only narrowband services	*418*	*473*	*-11.5%*
Wholesale	1,293	1,331	-2.9%
Equipment sales	317	284	+11.7%
Other revenues	121	118	+2.4%

*B2C only

Convergent B2C ARPO

Quarterly ARPO in €



61.5
61.8
62.5
65.1
64.8
ePresse
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Revenue evolution (in €m)



4,400
+142
-6
+12
-54
-2
4,492
Retail services excl. PSTN
+6.8% yoy
Q1 17 cb
Convergent
Mobile only
Broadband only
PSTN
Wholesale, Equipment & Other
Q1 18

Mobile only ARPO

Quarterly ARPO in €



16.7
16.8
16.9
17.2
17.2
ePresse
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Broadband only ARPO

Quarterly ARPO in €



37.3
37.7
37.8
39.0
39.0
ePresse
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Q1 2018 France : commercial performance

Strong high-end mobile and broadband net adds in a very promotional environment

Mobile contract net adds (in '000s, excl. M2M)


Total mobile contract
Quarterly churn rate in %
11.5%
13.0%
+73
+111
+320
+212
+56
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Convergent
Mobile only
+73
+111
+320
+212
+56
+195
+177
+316
+282
+163
-122
-66
+5
-70
-107
+72
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Fixed Broadband net adds (in '000s)


FTTH
ADSL and others
+73
+73
+108
+85
+57
+127
+111
+145
+164
+130
-54
-38
-36
-79
-73
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18
Convergent
Fixed only
+73
+73
+108
+85
+57
+106
+89
+144
+127
+64
-33
-16
-36
-42
-7
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Q1 2018 Spain

Another quarter of revenue growth, thanks to retail services, wholesale and equipment

in €m	Q1 18	Q1 17 cb	yoy cb
Revenues	**1,310**	**1,256**	**+4.3%**
Retail services (B2C+B2B)	947	922	+2.7%
Convergent services*	526	491	+7.0%
Mobile only services	299	309	-3.2%
Fixed only services	122	121	+0.9%
Wholesale	180	170	+5.7%
Equipment sales	183	165	+11.3%

*B2C only

Revenue evolution (in €m)



+4.3%
+4.9% excluding MTR impact
1,256
+34
-10
+1
+10
+19
1,310
Retail services
Q1 17 cb
Convergent
Mobile only
Broadband only
Wholesale
Equipment Sales
Q1 18

Convergent B2C ARPO
Quarterly ARPO in €



+3.8%*
55.0
57.7
58.7
58.3
57.1 *
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Mobile only ARPO
Quarterly ARPO in €



12.3
12.1
12.6
12.4
12.2
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Broadband only ARPO
Quarterly ARPO in €



30.0
30.2
31.1
31.8
31.8 *
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

* Impact of reclassification of a pool of customers from Fixed only broadband customer base to B2C Convergent customer base in 1Q 2018.

Q1 2018 Spain : commercial performance

A value driven approach in a very competitive environment

Mobile contract net adds (in '000s, excl. M2M)



Total mobile contract
Quarterly churn rate in %
21.4%
21.8%
+58
+51
+37
+61
+42
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18



Convergent
Mobile only
+58
+106
-49
+51
+25
+26
+37
+25
+12
+61
+63
-2
+42
+51
-9
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Fixed Broadband net adds (in '000s)



FTTH
ADSL and others
+40
+196
-156
+8
+141
-133
-11
+137
-148
-16
+175
-191
-13
+169
-182
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18



Convergent
Fixed only
+40
+48
-8
+8
+19
-11
-11
-6
-5
-16
-11
-5
-13
+56*
-69*
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

* Impact of reclassification of a pool of customers from Fixed only broadband customer base to B2C Convergent customer base in 1Q 2018.

Q1 2018 Poland

Fixed broadband performance reflects the relevance of VHBB and convergent strategy

in €m	Q1 18	Q1 17 cb	yoy cb
Revenues	**648**	**652**	**-0.6%**
Retail services (B2C+B2B)	411	415	-1.0%
Convergent services*	70	49	+42.9%
Mobile only services	165	175	-6.0%
Fixed only services	150	169	-11.4%
IT & integration services	27	22	+22.1%
Wholesale	139	122	+13.2%
Equipment sales	84	96	-12.0%
Other revenues	15	20	-23.8%

*B2C only

		yoy
2.7m	FTTH connectable homes	+60%
52%	% of broadband B2C convergent customers	+14pts

B2C convergent customers
in '000s



+48%
738
1,090
Q1 17
Q1 18

Mobile contract customer base
in '000s excluding M2M



+1.2%
8,373
8,474
Q1 17
Q1 18

Fixed broadband customer base
in '000s



+9.2%
2,268
2,477
Q1 17
Q1 18

FTTH net-adds
in '000s



29
29
31
37
34
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Q1 2018 Belgium & Luxembourg

Solid customer net adds driven by convergence and unlimited offers

in €m	Q1 18	Q1 17 cb	yoy cb
Revenues	**307**	**304**	**+0.9%**
Retail services (B2C+B2B)	**181**	**171**	**+6.2%**
Convergent services*	21	8	+158.4%
Mobile only services	150	151	-1.0%
Fixed only services	10	10	-6.2%
IT & integration services	1	1	+5.4%
Wholesale	**77**	**90**	**-14.2%**
Equipment sales	**32**	**29**	**+9.9%**
Other revenues	**16**	**14**	**+15.3%**

*B2C only

			yoy
2.4m	**Mobile contract** customers in excl. M2M		**+3.8%**
126k	**TV customers**		**x2**

Mobile contract net adds
in '000s excluding M2M



Convergent
Mobile only
+4
+17
-14
+23
+24
-1
+18
+19
-2
+34
+32
+2
+16
+26
-10
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Belgium mobile only contract ARPO



+0.2%
€21.0
€21.5
€21.9
€21.2
€21.1
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Love

Convergent B2C customer base
in '000s, yoy growth in %



+150%
46
59
75
97
114
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Q1 2018 Central European countries

Strong level of revenues growth maintained thanks to 4G penetration and wholesale

in €m	Q1 18	Q1 17 cb	yoy cb
Revenues	**435**	**405**	**+7.3%**
Retail services (B2C+B2B)	**263**	**260**	**+1.2%**
Convergent services*	11	7	+67.6%
Mobile only services	229	232	-1.3%
Fixed only services	20	19	+1.3%
IT & integration services	3	2	+59.1%
Wholesale	**73**	**65**	**+12.8%**
Equipment sales	**91**	**74**	**+24.0%**
Other revenues	**7**	**7**	**+8.5%**

*B2C only

		yoy
4.8m	4G customers	+36%
179k	Fixed VHBB** customers	+37%

Broadband convergence customer base
in '000s


x 2.2
71
82
93
127
157
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Central Europe Fixed broadband customer base
in '000s


+31%
319
337
357
394
418
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

** VHBB > 100 Mbps

Q1 2018 Africa & Middle East

Revenues accelerated growth at +6.2% driven by Data, Orange Money, and B2B

in €m	Q1 18	Q1 17 cb	yoy cb
Revenues	**1,245**	**1,173**	**+6.2%**
Retail services (B2C+B2B)	**1,016**	**936**	**+8.5%**
Mobile only services	910	832	+9.4%
Fixed only services	103	102	+1.1%
IT & integration services	3	2	+39.5%
Wholesale	**200**	**215**	**-6.9%**
Equipment sales	**20**	**14**	**+43.7%**
Other revenues	**10**	**8**	**+16.2%**

11.7m*
4G customers

x3 yoy

~2/3
of revenue growth coming from Data

+9.8%
B2B revenue growth yoy in Q1

Revenues growth
yoy in %



+0.7%
+2.7%
+3.1%
+5.7%
+6.2%
7
countries
at double digit
growth
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Orange Money customers*
In million, yoy growth in %



+31%
28.0
30.0
32.1
34.1
36.7
12.9m
active
customers
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

* Incl. the changes in customer base accounting

Q1 2018 Enterprise

Good resilience of revenues, supported by mobile equipment and IT growth levers

in €m	Q1 18	Q1 17 cb	yoy cb
Revenues	**1,726**	**1,748**	**-1.3%**
Fixed only services	**989**	**1,017**	**-2.7%**
Voice	349	355	-1.6%
Data	640	662	-3.4%
IT & integration services	**494**	**492**	**+0.4%**
Mobile*	**242**	**238**	**+1.8%**

*Mobile = Mobile Only Services + Equipment sales + Wholesale

Cyberdefense
Q1 revenue growth **+20% yoy**

Cloud
Q1 revenue growth **+17% yoy**

Revenue evolution (in €m)


1,748
-14
+1
+17
-28
+2
1,726
Mobile*
Voice & Data
Q1 17 cb
Mobile only
Wholesale
Equipment sales
Fixed only
IT & IS
Q1 18

Mobile contract net adds excl.M2M (mostly in France)
in '000s


+14
+39
+32
+24
+22
Q1 17
Q2 17
Q3 17
Q4 17
Q1 18

Section three
2018 guidance

Short and mid-term guidance

	2018	2019-2020
Adjusted EBITDA	Higher growth rate vs 2017	Growth
CAPEX	€7.4bn (peak)	Decrease
Operating Cash Flow *	Higher growth rate vs 2017	Growth
Net debt / Adjusted EBITDA (telecom)	Around 2x in the medium term	
Dividend	€70 cent (↗ +€5 cent)	New floor of €70 cent

*Adjusted EBITDA – CAPEX

Appendices

Appendix: B2C + B2B Orange customers in France

Mobile KPIs (in thousands)	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17	Q1 18
Mobile customers (excl. MVNOs)	**28,612**	**28,966**	**29,508**	**30,033**	**30,489**	**31,150**	**31,624**	**31,777**	**32,012**
Contract	24,581	25,069	25,759	26,486	27,090	27,842	28,433	28,821	29,184
M2M	4,277	4,611	5,115	5,711	6,228	6,829	7,068	7,220	7,506
Excluding M2M	20,305	20,457	20,644	20,775	20,862	21,012	21,365	21,601	21,678
Prepaid	4,030	3,897	3,748	3,547	3,398	3,308	3,191	2,956	2,827
Mobile volume market share (in %)*	**35.1%**	**35.3%**	**35.4%**	**35.5%**	**35.6%**	**35.8%**	**35.8%**	**35.6%**	**35.4%**

Fixed KPIs (in thousands)	Q1 16	Q2 16	Q3 16	Q4 16	Q1 17	Q2 17	Q3 17	Q4 17	Q1 18
Broadband customers	**10,830**	**10,923**	**11,056**	**11,151**	**11,220**	**11,290**	**11,402**	**11,485**	**11,537**
o/w FTTH customers	1,075	1,181	1,308	1,452	1,579	1,690	1,835	1,999	2,129
o/w xDSL	9,698	9,686	9,693	9,643	9,587	9,548	9,517	9,438	9,362
Broadband market share (in %)*	**40.0%**	**40.1%**	**40.3%**	**40.2%**	**40.2%**	**40.2%**	**40.4%**	**40.4%**	**40.3%**
Net adds broadband market share (in %)*	45.3%	64.2%	58.1%	36.8%	30.3%	49.5%	60.6%	42.1%	28.0%

* Numbers for the latest quarter are company estimates.

EBITDA adjustments

in €m	Q1'17 actual	Q1'17 cb	Q1'18
Adjusted EBITDA	**2,530**	**2,510**	**2,605**
restructuring and integration	-5	-5	-16
litigations	15	15	2
labour related	-24	-24	-13
portfolio review and others	-6	0	0
Reported EBITDA	**2,510**	**2,496**	**2,578**

Revenues yoy evolution

Group


+1.2%
+1.2%
+2.0%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

France


3%
2%
1%
0%
+0.6%
+0.8%
+2.1%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Africa & the Middle-East


8%
6%
4%
2%
0%
+3.0%
+3.0%
+6.2%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Europe


6%
4%
2%
0%
+3.9%
+3.2%
+3.1%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Enterprise


0%
-1%
-2%
-1.0%
-0.9%
-1.3%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Spain


10%
5%
0%
+7.1%
+6.6%
+4.3%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Poland


0%
-1%
-2%
-3%
-1.4%
-2.3%
-0.6%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Belgium & Luxemburg


1%
0%
-1%
+0.8%
-0.2%
+0.9%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18

Central European countries


10%
8%
6%
4%
2%
0%
+5.7%
+5.5%
+7.3%
FY'17 (IAS18)
FY'17 (IFRS15)
Q1'18